Exhibit 99.8

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of IAMGOLD Corporation

We consent to the inclusion in this annual report on Form 40-F of:

•

our Independent Auditors’ Report dated February 23, 2012 on the consolidated financial statements of IAMGOLD Corporation comprising the consolidated balance sheets of IAMGOLD Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010, consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes comprising a summary of significant accounting policies and other explanatory information;

•

our Report of Independent Registered Public Accounting Firm dated March 22, 2012 on the consolidated balance sheets of IAMGOLD Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010 and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010; and

•

our Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting dated March 22, 2012 on IAMGOLD Corporation’s internal control over financial reporting as of December 31, 2011 each of which is contained in or incorporated by reference in this annual report on Form 40-F of IAMGOLD Corporation for the fiscal year ended December 31, 2011.

We also consent to the incorporation by reference of such reports in the Registration Statement on Form F-10 (File No. 333-175246) and the Registration Statement on Form S-8 (Registration No. 333-142127) of IAMGOLD Corporation.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 23, 2012

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.